Second Amendment To Securities Purchase Agreement

This SECOND AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of January 21, 2009, between Ecology Coatings, Inc., a corporation organized under the laws of the state of Nevada (the “Company”), and Equity 11, Ltd., a corporation organized under the laws of the state of Michigan (the “Purchaser”).

1. The parties agree that warrants will be issued to Purchaser for each additional purchase of Convertible Preferred Shares in a ratio of a warrant to purchase ½ common share for every dollar of Convertible Preferred Shares purchased.  For example, if 25 shares of Convertible Preferred Shares are purchased with a purchase price of $25,000 ($1,000/share purchase price for each Convertible Preferred Share), then warrants to purchase 12,500 common shares will be issued to Purchaser.

2. The warrant purchase price for each common share will remain the same at $.75/share.

3. Warrants W-3, W-4 and W-5 which were tied to specific additional investment dates and amounts are hereby cancelled.

4. In all other respects, the terms of the Securities Purchase Agreement remain in full force and effect.

ECOLOGY COATINGS, INC.                                                                                                           EQUITY 11, LTD.

BY:  /s/ Robert G. Crockett                                                                                      By:  /s/ JB Smith

Its:  CEO                                                                                                               Its:  Manager